Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

October 12, 2021

Ms. Nudrat Salik

Ms. Vanessa Robertson

Ms. Jessica Ansart

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 13, 2021

File No. 333-259484

Ladies and Gentleman:

On behalf of our client, Allarity Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission’s (“SEC’s”) by telephone on October 4, 2021, (the “Staff Comment”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on September 13, 2021 (the “Registration Statement”).

During our call on October 4, 2021, the Staff issued a comment requesting the Company to conform the disclosures in the Registration Statement with the disclosures in response to the Staff’s Comments on the Company’s Form S-4 filed on August 20, 2021, SEC File No. 333-258968, and amended on September 29, 2021, to the extent applicable.

In Amendment No. 1 to the Registration Statement filed herewith, the Company has revised its disclosures in the Registration Statement in the Prospectus Summary at pages 3-6, 8; Risk Factors on pages 15-16, 41, 56, 61, 63-64; Special Note Regarding Forward-Looking Statements on page 66; Selected Historical Financial Information on page 72, Comparative Per Share Data on page 73, Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 77-78; Business on pages 84-87, 90-91, 94-95, 97, 99-106, 111-1114, 116-118, 163-164, 169; Description of Our Capital Stock on page 213. The Financial Statements have also been modified to conform to all of the Staff’s previous comments issued on the Company’s Form S-4.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WEST VIRGINIA

Securities and Exchange Commission

October 12, 2021

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com